July 31, 2020

Geoff Kruczek

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Alpine 4 Technologies Ltd.

Registration Statement on Form S-1 filed February 18, 2020

File No. 333-236474

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Kruczek and Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alpine 4 Technologies Ltd. (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Daylight Time on Tuesday, August 4, 2020, or as soon thereafter as possible.

The undersigned acknowledges, on behalf of the Company, that:

-should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to company counsel, C. Parkinson Lloyd of Kirton McConkie at (801) 350-7619, and that such effectiveness also be confirmed in writing.

Thank you for your consideration and assistance in this matter.

Respectfully submitted,

ALPINE 4 TECHNOLOGIES, LTD.

/s/ Kent B. Wilson

Kent B. Wilson

CEO / President